

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

July 26, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Donat R. Leclair, Jr.
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

**Re:    Ford Motor Company
        Form 10-K for the Year Ended December 31, 2005
        Filed 3/1/06
        Response letter dated July 18, 2006**

Dear Mr. Leclair:

We have reviewed the above-referenced filing and related response, and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended December 31, 2005</u>

General

1.  You state in your response to prior comment 4 that you do not believe a reasonable investor would find your contacts with Iran, Sudan and Syria to be material from a qualitative standpoint because your activity in those countries comports with all applicable U.S. laws. Please expand your materiality analysis to discuss the possibility that, notwithstanding the legality of your direct and indirect contacts with those countries, your reputation and share value may be negatively impacted by the fact that you do business in these countries that have been identified as terrorist-sponsoring states.

2.  Please address the potential impact upon your reputation and share value of the fact that Mazda, a company with which you are affiliated, does business in Iran and Syria. We note, in this regard, that your website home page includes a link to "mazdausa.com," among links to other vehicle brand websites, under the heading "Great Products - our family of brands."

    Please also address the potential impact of Mazda's contacts with Iran and Syria upon the value of your 33.4% ownership interest in Mazda.

3.  You discuss in your response to prior comment 4 the fact that the shareholders of Griwati Auto are not Syrian government officials, Griwati Auto is not controlled by Syrian government officials, and the Syrian government has no financial interest in the sale of Ford products to customers in Syria. Please advise us whether the Syrian government or government officials have an ownership interest in, or control, the authorized dealerships that sell products of your non-U.S. subsidiaries in Syria. Advise us also whether Griwati Auto or the other referenced dealerships sell your products or products of your non-U.S. subsidiaries to the Syrian government or entities owned or controlled by the Syrian government. If the dealerships make such sales, describe the products sold, and the uses made of those products by the Syrian government or government-owned or controlled entities.

4.  You note in your response to prior comment 4 that your Land Rover subsidiary has a contractual relationship with a distributor in the United Kingdom that sells Land Rover models into Sudan. Please advise us whether that distributor sells Land Rover products to the government of Sudan or entities owned or controlled by the Sudanese government. If the dealership makes such sales, describe the products sold, and the uses made of those products by the Sudanese government and government-owned or controlled entities.

5.  You state in your response to prior comment 4 that the amount of revenue generated by your activities and those of your non-U.S. subsidiaries described in the response was

approximately $50 million, compared with global revenues of about $177 billion.  Please provide us with the same information for fiscal 2003 and fiscal 2004, or confirm to us that the dollar amounts / ratios in those years did not differ significantly from those in 2005

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions.  Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief